Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended December 31, 2023 and 2024 should be read in conjunction with our unaudited consolidated financial statements and related notes for the six months ended December 31, 2023 and 2024, and our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2023 and 2024. This discussion and analysis and other parts of this document contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document. Under no circumstances should the inclusion of such forward-looking statements herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by our Company or any other person. These forward-looking statements that speak only as of the date hereof.

REVIEW OF RESULTS OF OPERATIONS

Six months ended December 31, 2024 and 2023

Revenue

Revenue decreased slightly by S$54,246, approximately 1.0%, from S$5,088,326 in six months ended December 31, 2023 to S$5,034,080 (US$3,684,731) in six months ended December 31, 2024. This decrease in revenue was attributable to a lower patient count recorded for the clinics, especially from individual walk-in patients.

Revenue from individual walk-in patients decreased by S$560,634 in the six months ended December 31, 2024 as compared to six months ended December 31, 2023, due to the change in perspective for non-urgent treatment by individual patients post-COVID, whereby some patients prefer to avoid going to clinics or postpone non-urgent operations. This decrease in revenue is partially offset by the increase in revenue from the corporate patients by S$506,388 in the six months ended December 31, 2024 as compared to six months ended December 31, 2023. This is attributed to the rebound from the COVID pandemic, as construction workers constitute a large segment of our patients. As the construction sector gradually rebounds post-COVID, there is an increase in injury-related cases.

Other income

Other income increased by S$196,217, approximately 121.6% from S$161,430 in the six months ended December 31, 2023 to S$357,647 (US$261,782) in six months ended December 31, 2024. This increase was mainly due to an increase in interest income from fixed deposits and waiver of long outstanding balance in other creditors.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses decreased by S$227,735, approximately 17.8% from S$1,277,016 in the six months ended December 31, 2023 to S$1,049,281 (US$768,029) in six months ended December 31, 2024. The decrease was attributable to lower drug and consumable costs and lab costs in the six months ended December 31, 2024 as compared to six months ended December 31, 2023.

Employee benefit expense

Employee benefit expense increased by S$1,531,219, approximately 116.3% from S$1,316,323 in the six months ended December 31, 2023 to S$2,847,542 (US$2,084,279) in six months ended December 31, 2024. This increase was mainly due to an increase in headcount and bonus payments.

Depreciation expense

Depreciation expense increased by S$86,349 or 32.6%, from S$265,120 in the six months ended December 31, 2023 to S$351,469 (US$257,260) in six months ended December 31, 2024. This was a result of higher depreciation from right of use assets in six months ended December 31, 2024 as compared to the six months ended December 31, 2023 due to the renewal of the leases.

Rent expense

Rent expense increased by S$116,821 or 3674.8%, from S$3,179 in the six months ended December 31, 2023 to S$120,000 (US$87,835) in six months ended December 31, 2024 due to a short term lease of office.

Other operating expenses

Other operating expenses increased by S$888,523 or 251.0% from S$353,936 in the six months ended December 31, 2023 to S$1,242,459 (US$909,425) in six months ended December 31, 2023 mainly due to exchange loss resulting from the strengthening of the USD against SGD and professional fees incurred for audit.

Finance costs

Finance costs increased slightly by S$1,496 from S$96,123 in the six months ended December 31, 2023 to S$97,619 (US$71,453) in six months ended December 31, 2024, mainly due to increase in interest expense for term loans.

Profit before tax

Profit before tax decreased by S$2,254,702 from a profit of S$1,938,059 in the six months ended December 31, 2023 to a loss of S$316,643 (US$231,768) in six months ended December 31, 2024, mainly arising from an increase in employee benefit expense.

Income tax expense

Income tax expense decreased by S$611,095 from S$611,483 in the six months ended December 31, 2023 to S$388 (US$284) in six months ended December 31, 2024, which is in line with the decrease in profit in six months ended December 31, 2024.

REVIEW OF FINANCIAL POSITION

As at December 31, 2024

Current Assets

Current assets amounted to S$14,456,389 (US$10,581,459) or 96.8% of the total assets as at December 31, 2024, and mainly comprised inventories, trade and other receivables, cash and cash equivalents and deferred offering costs.

Inventories amounted to S$99,308 (US$72,689) and accounted for 0.7% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$5,022,050 (US$3,675,926) and accounted for 34.7% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$7,445,619 (US$ 5,449,875), and accounted for 51.5% of the current assets.

Deferred offering costs amounted to S$1,889,412 (US$1,382,969), and accounted for 13.1% of the current assets.

Non-Current Assets

As at December 31, 2024, non-current assets amounted to S$476,806 (US$349,001) or 3.2% of our Group’s total assets. Non-current assets mainly consist of right of use assets from lease properties of S$367,433 (US$268,945), deferred tax assets of S$77,005 (US$56,364) and property and equipment of S$32,368 (US$ 23,692).

Current Liabilities

Current liabilities amounted to S$7,671,336 (US$5,615,090) and accounted for 100.0% of our total liabilities, and comprised of trade and other payables, borrowings, amount due to related parties, amount due to a former director, asset retirement obligation and provision for income tax.

Trade and other payables amounted to S$2,048,839 (US$1,499,662) and accounted for 26.7% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$4,371,577 (US$ 3,199,807) and accounted for 57.0% of our current liabilities, mainly related to term loan from banks.

Amount due to related parties of S$489,275 (US$358,128), or 6.4% of our Group’s total current liabilities.

Amount due to a former director of S$531,842 (US$389,286), or 6.9% of our Group’s total current liabilities.

Asset retirement obligation of S$15,000 (US$10,979), or 0.2% of our Group’s total current liabilities.

Provision for income tax of S$214,803 (US$157,228), or 2.8% of our Group’s total current liabilities.

Total Equity

Total equity amounted to S$7,261,859 (US$5,315,370), mainly comprising S$24,455,178 (US$17,900,145) of share capital, S$24,455,170 (US$17,900,139) of merger reserve arising from group restructuring, S$7,273,962 (US$5,324,229) of retained earnings and translation reserve of S$12,111 (US$8,865).

LIQUIDITY AND CAPITAL RESOURCES

We financed our growth and operations through a combination of shareholders’ equity (including retained profits), net cash generated from operating activities, and borrowings from financial institutions. Our principal uses of cash have been for operational expenses, working capital purposes and payment of taxes.

As at December 31, 2024, we had cash and cash equivalents of S$7,445,619 (US$5,449,875). Equity attributable to owners of our Company amounted to S$7,261,859 (US$5,315,370) and our total borrowings amounted to S$4,371,577 (US$3,199,807), comprising mainly term loan from banks.

Our Directors are of the reasonable opinion that, after taking into consideration the cash flows generated from our operations, our external borrowings and our existing cash and cash equivalents, and without considering any subsequent drawdowns thereof, the working capital available to our Group is sufficient to meet our present requirements and for at least 12 months after the period end.

We set out below a summary of our consolidated statements of cash flows for the period under review. The following net cash flow summary should be read in conjunction with the full text of this document, including consolidated financial statements for the six months ended December 31, 2024 and 2023, as set out in this document.

	Six months ended December 31
	2024		2023
	US$’000	S$’000	S$’000

Net cash (used in)/ generated from operating activities	(2,774)	(3,790)	144
Cash generated from/ (used in) investing activities	26	36	(8)
Net cash generated from/ (used in) financing activities	6,779	9,261	(410)
Net increase /(decrease) in cash and cash equivalents	4,031	5,507	(274)
Cash and cash equivalents at beginning of financial period	1,428	1,951	1,217
Effects of currency translation on cash and cash equivalents	(9)	(12)	-
Cash and cash equivalents at end of financial period	5,450	7,446	944

Six months ended December 31, 2024

For the six months ended December 31, 2024, we generated operating cash flows before working capital changes of S$78,101 (US$57,168). Net changes in working capital amounted to -S$3,571,219 (-US$2,613,978). This was due mainly to an increase in trade and other receivables of S$3,016,831 (US$2,208,191), a decrease in trade and other payables of S$527,110 (US$385,822) and an increase in inventories of S$27,278 (US$19,965). We paid interest of S$97,619 (US$71,453) and income tax of S$199,540 (US$146,055) in the six months ended December 31, 2024. As a result, the net cash used in operating activities amounted to S$3,790,277 (US$2,774,318).

Cash generated from investing activity amounted to S$35,987 (US$26,340), mainly due to interest receipt of S$54,344 (US$39,777) which is partially offset by the acquisition of property and equipment of S$18,357 (US$13,437).

Net cash generated from financing activities of S$9,260,967 (US$6,778,631) was mainly due to decrease in amount due from related parties of S$10,557,240 (US$7,727,448), proceeds from borrowings of S$4,000,000 (US$2,927,829) and increase in amount due to a former director of S$420,384 (US$307,703). This increase was partially offset by repayment of borrowings of S$4,262,613 (US$3,120,051), decrease in amount due to related parties of S$822,115 (US$601,753), payment of principal portion of lease liabilities of S$330,541 (US$241,942) and increase in deferred offering costs of S$301,388 (US$220,603).

As a result of the above, our Group’s cash and cash equivalents increased by S$6,502,039 from S$943,580 as at December 31, 2023 to S$7,445,619 (US$5,449,875) as at December 31, 2024.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

As at December 2024 and 2023, our Group was committed to making the following rental payments in respect of operating leases:

	As at December 31, 2024		As at December 31, 2023
	(US$’000)	(S$’000)	(S$’000)

Within one year	722	986	320

Between one year and five years	1,103	1,507	-

Total	1,825	2,493	320

Material capital expenditures and contingent liabilities

There were no material capital expenditures other than routine purchases of medical, computer and office equipment. The Group has no known contingent liabilities as at December 31, 2024.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

The accounting policies have been consistently applied by the Group during the years under review, except for the changes in accounting policies as discussed in the consolidated financial statements appended to this document.